

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2025

NG Hon Kin
Chief Executive Officer
MEDI Group Ltd
Unit 15-16, 22/F., CEO Tower
77 Wing Hong Street
Cheung Sha Wan
Kowloon, Hong Kong

>   **Re: MEDI Group Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted July 3, 2025**
>   **CIK No. 0002022097**

Dear NG Hon Kin:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 28, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 3, 2025

Cover Page

1.   We note your revised disclosure on page 3 of your prospectus cover page in response to our prior comment 2. Please augment your disclosure on page ALT-1 to provide similar disclosure as you provided on page 3 of your prospectus cover page concerning PRC oversight and referencing related risk factor disclosure. In this regard, the China-based issuer disclosure on the two cover pages should mirror each other and provide comparable information.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Revenues, page 54</u>

2.   Please disclose how revenue from expired treatments impacts reported net income in comparison to your other revenue sources. Also describe any known trends or uncertainties related to revenue from expired treatments that are reasonably likely to have a material favorable or unfavorable impact on net income. Refer to Item 5, A and D of Form 20-F.

<u>Audited Consolidated Financial Statements</u>
<u>Report of Independent Registered Public Accounting Firm, page F-26</u>

3.   Please request that your auditor revise the second and third paragraphs of their report to refer to Note 20 rather than Note 19.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 14 - Income Taxes, page F-48</u>

4.   We reviewed the revisions made in response to prior comment 25. On page F-48 you disclose that you, "did not generate operating loss carry forwards available to offset future taxable income," however, the table of deferred tax assets on page F-49 presents net operation losses accumulated. Please revise for consistency or explain why the current disclosure is accurate. In addition, on page F-49 you disclose that, "[a]s of June 30, 2024 and 2023, estimated tax credit carried forward was $61,000,000 and $73,000,000." These carry forwards are much greater than the net operation losses accumulated as disclosed in the table of deferred tax assets. Please explain to us how you calculated the estimated tax credit carry forward and net operation losses accumulated and how these amounts are related, if applicable.

<u>General</u>

5.   Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

6.   We note your revised Selling Shareholder disclosure on page ALT-8. Please augment your disclosure to provide the date(s) of the transaction(s) when selling shareholders purchased their shares and disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates.

Please contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services